FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
April 11, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

MOBILE TELESYSTEMS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street

Moscow 109147

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F. . . . ☒. . . . Form 40-F. . . . ☐. .. . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes. . . . ☐. . . . No. . . . ☒. .. . .

Information on an important fact (event, action)
related to Issuer financial and economic activity

Mobile TeleSystems Open Joint Stock Company

Location: 4, Marksistskaya Street, 109147, Moscow, Russian Federation

Issuer’s Code:  04715-A

Date of occurrence of fact (event, action):   24.03.2003

Code of fact (event, action):  1304715A24032003

Date of the Board of Directors meeting where resolutions on large-scale transactions and transactions with interest in them were approved: 21.03.2003
Quorum at the meeting: Six (6) members of the Board of Directors were present. There was a quorum.

Full wording of the approved resolutions according to the Protocol of the Board of Directors meeting:

7.3. Approve signing of the Agreement on purchase & sale with Sky LTD. for acquisition of common registered shares in TAIF-Telcom OJSC in the amount of 49215 as well as of preference shares in TAIF-Telcom OJSC in the amount of 16389. Determine the value of the Agreement on purchase & sale to be in the amount of USD 59058233.4

7.4. Approve the Agreement on Option for sale of shares in TAIF-Telcom in the amount of 47285 common registered shares and 15746 preference shares to be signed with Telecom-Management LTD. Determine the value of the Agreement to be in the amount of USD 56742047.6 (taking into account interests charged at the rate of 8% per annum from the date of property right to the initial block of shares in TAIF-Telcom OJSC transferred to MTS OJSC).

7.5. Approve the Agreement on Option for purchase of shares in TAIF-Telcom in the amount of 47285 common registered shares and 15746 preference shares to be signed with Telecom-Management LTD. Determine the value of the Agreement to be in the amount of USD 56742047.6 (taking into account interests charged at the rate of 8% per annum from the date of property right to the initial block of shares in TAIF-Telcom OJSC transferred to MTS OJSC).

Voting:

IN FAVOUR:  A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

11. Approve entering into as well as terms and conditions related to value of the following MTS OJSC’ transactions with interest in them:

11.1. Approve entering into as well as terms and conditions related to the value of the Contract of bank deposit with JSCB MBRD. The amount of deposit made by MTS OJSC is USD 4000000.  Date of deposit made is 13.03.2003.  Date of deposit return is 20.03.2003. JSCB MBRD undertakes to pay interest on deposit amount at the rate of 1% per annum to MTS OJSC at the time of deposit return.

Voting:

IN FAVOUR:  A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

11.2. Approve entering into as well as terms and conditions related to the value of 13 Contracts of bank deposit with JSCB MBRD. The amounts of deposit made by MTS OJSC are from RUR 80000000 to RUR 100000000.  Dates of deposit made are 11.03.2003, 24.03.2003, 31.03.2003, 07.04.2003, 14.04.2003, 21.04.2003, 28.04.2003, 05.05.2003, 12.05.2003, 19.05.2003, 26.05.2003, 02.06.2003, 09.06.2003, 16.06.2003. Dates of deposit return are 17.06.2003 and 28.07.2003. JSCB MBRD undertakes to pay interest on deposit amount at the rate of from 2% to 14% per annum, depending on deposit term, to MTS OJSC at the time of deposit return.

Voting:

IN FAVOUR:  A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

11.3. Approve entering into as well as terms and conditions related to the value of Additional Agreement № 1 between MTS OJSC and TELECOM XXI OJSC on charging and payment of interest for granted deferment of settlements under the Agreement № 2198/02-MTS Dated 07.08.2002 on transfer of rights to use software. The amount under this Agreement is USD 7348570.73 (including V.A.T.). Final Settlement Date is 31.12.2005. TELECOM XXI OJSC shall pay interest at the rate of 12% per annum for deferment granted.

Voting:

Mr M.A. Smirnov did not take participation in voting because he is an interested person.

IN FAVOUR:  A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, G. Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED.

11.4. Approve entering into as well as terms and conditions related to the value of Additional Agreement № 1 between MTS OJSC and TELECOM XXI OJSC on charging and payment of interest for granted deferment of settlements under the

Agreement № 2655/02-MTS Dated 11.11.2002 on transfer of rights to use software. The amount under this Agreement is USD 6213215.66 (including V.A.T.). Final Settlement Date is 31.12.2005. TELECOM XXI OJSC shall pay interest at the rate of 12% per annum for deferment granted.

Voting:

Mr M.A. Smirnov did not take participation in voting because he is an interested person.

IN FAVOUR:  A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, G. Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED.

11.5. Approve entering into as well as terms and conditions related to the value of the Agreement on supply of switching subsystem (MSC/VLR/HLR/AC) with capacity for 50000 subscribers by MTS OJSC to TELECOM XXI OJSC (to Kaliningrad). Final Settlement Date is 31.12.2003. The amount under order № 1 is equivalent to USD 2130534.00 (including V.A.T.). TELECOM XXI OJSC shall pay interest at the rate of 12% per annum for deferment granted.
Mr M.A. Smirnov did not take participation in voting because he is an interested person.

IN FAVOUR — A.Yu. Goncharuk, M. Guenter, V.V. Sidorov, G. Taufmann, R. Hennicke

AGAINST — none

ABSTAINED — none

RESOLUTION IS APPROVED.

11.6. Approve entering into as well as terms and conditions related to the value of the Agreement on supply of air-conditioning system for MSC with capacity for 50000 subscribers by MTS OJSC to TELECOM XXI OJSC (to Kaliningrad). Final Settlement Date is 31.12.2003. The amount under order № 2 is equivalent to USD 199964.40 (including V.A.T.). TELECOM XXI OJSC shall pay interest at the rate of 12% per annum for deferment granted.
Mr M.A. Smirnov did not take participation in voting because he is an interested person.

IN FAVOUR — A.Yu. Goncharuk, M. Guenter, V.V. Sidorov, G. Taufmann, R. Hennicke

AGAINST — none

ABSTAINED — none

RESOLUTION IS APPROVED.

11.7. Approve entering into as well as terms and conditions related to the value of the Agreement for provision of advertising services by VAO Intourist OJSC to MTS OJSC as well as services on arrangement and organization of MTS OJSC representatives participation in the event: the motor rally “Towards 300th Anniversary of Saint-Petersburg”. The value of services provided by VAO Intourist OJSC under the Agreement is equivalent to USD 250000.00 (including VAT).

Voting:

IN FAVOUR:  A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

11.8. Approve entering into as well as terms and conditions related to the value of the Agreement on Supply of Application Software by OOO STROM Telecom, s.r.o to MTS OJSC. The value of services provided by OOO STROM Telecom, s.r.o under the Agreement is equivalent  to USD 7180500.00 (without VAT).

Voting:

IN FAVOUR:  A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

11.9. Approve entering into as well as terms and conditions related to the value of the Agreement on Supply of Application Software by OOO STROM Telecom, s.r.o to MTS OJSC. The value of services provided by OOO STROM Telecom, s.r.o under the Agreement is equivalent  to USD 3084000.00 (without VAT).

Voting:

IN FAVOUR:  A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

11.10. Approve entering into as well as terms and conditions related to the value of the Agreement on Supply of Application Software by OOO STROM Telecom, s.r.o to MTS OJSC. The value of services provided by OOO STROM Telecom, s.r.o under the Agreement is equivalent  to USD 2159500.00 (without VAT).

Voting:

IN FAVOUR:  A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

11.11. Approve entering into as well as terms and conditions related to the value of the Agreement on supply of the electric power system for MSC with capacity for 50000 subscribers by MTS OJSC to TELECOM XXI OJSC (to Kaliningrad). Final Settlement Date is 31.12.2003. The amount under order № 3 is equivalent to USD 258870.00 (including V.A.T.). TELECOM XXI OJSC shall pay interest at the rate of 12% per annum for deferment granted.
Mr M.A. Smirnov did not take participation in voting because he is an interested person.

IN FAVOUR — A.Yu. Goncharuk, M. Guenter, V.V. Sidorov, G. Taufmann, R. Hennicke

AGAINST — none

ABSTAINED — none

RESOLUTION IS APPROVED.

11.12. Approve entering into as well as terms and conditions related to the value of the Agreement on provision of services by MTS OJSC to TELECOM XXI OJSC on installation and putting into operation of switching subsystem (MSC/VLR/HLR/AC) with capacity for 50000 subscribers and electric power and air-conditioning systems (in Kaliningrad). Final Settlement Date is 31.12.2003. The amount under order № 4 is equivalent to USD 384366.00 (including V.A.T.). TELECOM XXI OJSC shall pay interest at the rate of 12% per annum for deferment granted
Mr M.A. Smirnov did not take participation in voting because he is an interested person.

IN FAVOUR — A.Yu. Goncharuk, M. Guenter, V.V. Sidorov, G. Taufmann, R. Hennicke

AGAINST — none

ABSTAINED — none

RESOLUTION IS APPROVED.

M.A. Smirnov

MTS OJSC President

Information on the essential fact (event, action) having an influence on financial and economic activities of the Issuer.

MOBILE TELESYSTEMS OPEN JOINT STOCK COMPANY
Place of business: 4, Marksistskaya St., Moscow, 109147, Russian Federation
Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 02.04.2003
Code of the fact (event, action): 0704715A02042003

Full company name of the contracting party: Telecom Management Limited Liability Company

Place of business of the contracting party: 27, Shchapova St., Kazan, 420012, Russian Federation

Postal address of the contracting party: 27, Shchapova St., Kazan, 420012, Russian Federation

Date of the transaction: 02.04.2003

Description of the transaction: Put agreement for sale of shares in Taif Telecom OJSC according to which Telecom Management LLC is entitled to sell 47,285 registered uncertified common shares in Taif Ttelecom OJSC at the price of USD 1,000 + 8% per annum depending on the period of the option disposal and 15,746 registered uncertified preference shares in Taif Ttelecom OJSC at the price of USD 600.60 + 8% per annum depending on the period of the option disposal and MTS OJSC shall buy the above mentioned shares from Telecom Management LLC.

President	M. A. Smirnov

Information on essential fact (event, action) influencing financial and economic activity of the Issuer

Mobile TeleSystems Open Joint- Stock Company
Location: 4, Marksistskaja Str., Moscow, 109147, Russian Federation

Issuer’ code: 04715-A

Date of occurrence of the fact (event, action): 02.04.03

Code of the fact (event, action): 0504715A02042003

Full company name of the legal entity where the voices’s share in the highest management body of the Issuer has changed: “Deutsche Bank” GmbH
Location:  4, Shchepkina Str., 129090, Moscow, Russian Federation
Postal address: 4, Shchepkina Str., 129090, Moscow, Russian Federation
Voices’s share in the highest management body of the Issuer before the chance: 0.04%
Voices’s share in the highest management body of the Issuer after the chance: 9.74%
Date of the change in the share of the authorized capital: 20.02.2003

MTS OJSC

M.A.  Smirnov

Information on essential fact (event, action) influencing financial and economic activity of the Issuer

Mobile TeleSystems Open Joint- Stock Company
Location: 4, Marksistskaja Str., Moscow, 109147, Russian Federation
Issuer’ code: 04715-A

Date of occurrence of the fact (event, action): 02.04.2003

Code of the fact (event, action): 0304715A02042003

Full company name of the legal entity where the Issuer’s share in the authorized capital has changed: “Ing Bank (Eurasia) Closed Joint Stock Company ”

Location:  31, Krasnaja Presnja Str., 123022, Moscow, Russian Federation

Postal address: 31, Krasnaja Presnja Str., 123022, Moscow, Russian Federation

Issuer’s share in the authorized capital before the change: 27.17%

Issuer’s share in the authorized capital after the change: 17.46%

Date of the change in the share of the authorized capital: 02.04.2003

MTS OJSC

M.A.  Smirnov

Information on essential fact (event, action) influencing financial and economic activity of the Issuer

Mobile TeleSystems Open Joint- Stock Company
Location: 4, Marksistskaja Str., Moscow, 109147, Russian Federation
Issuer’ code: 04715-A

Date of occurrence of the fact (event, action): 02.04.2003

Code of the fact (event, action): 0504715A02042003

Full company name of the legal entity where the voices’s share in the highest management body of the Issuer has changed: “Ing Bank (Eurasia) Closed Joint Stock Company “

Location: 31, Krasnaja Presnja Str., 123022, Moscow, Russian Federation

Postal address: 31, Krasnaja Presnja Str., 123022, Moscow, Russian Federation

Voices’s share in the highest management body of the Issuer before the chance: 27.17%

Voices’s share in the highest management body of the Issuer after the chance: 17.46%

Date of the change in the share of the authorized capital: 02.04.2003

MTS OJSC

M.A.  Smirnov

Information on essential fact (event, action) influencing financial and economic activity of the Issuer

Mobile TeleSystems Open Joint- Stock Company
Location: 4, Marksistskaja Str., Moscow, 109147, Russian Federation
Issuer’ code: 04715-A

Date of occurrence of the fact (event, action): 11.03.2003

Code of the fact (event, action): 1804715A11032003

Full company name of the Counterpart: “Moscow Bank for Reconstruction and Development” Joint- Stock Commercial Bank
Location of the Counterpart: 5, Bldg.1, Eropkinsky Per., 119034, Moscow, Russian Federation
Postal address of the Counterpart: 5, Bldg.1, Eropkinsky Per., 119034, Moscow, Russian Federation
Date of the transaction: 11.03.2003

Description of the transaction: Agreement № BD-21/03 of bank deposit  in the amount of Rubles 80,000,000.

MTS OJSC

M.A.  Smirnov

Information on essential fact (event, action) influencing financial and economic activity of the Issuer

Mobile TeleSystems Open Joint- Stock Company
Location: 4, Marksistskaja Str., Moscow, 109147, Russian Federation
Issuer’ code: 04715-A

Date of occurrence of the fact (event, action): 13.03.2003

Code of the fact (event, action): 1804715A130322003

Full company name of the Counterpart: “Moscow Bank for Reconstruction and Development” Joint- Stock Commercial Bank
Location of the Counterpart: 5, Bldg.1, Eropkinsky Per., 119034, Moscow, Russian Federation
Postal address of the Counterpart: 5, Bldg.1, Eropkinsky Per., 119034, Moscow, Russian Federation
Date of the transaction: 13.03.2003
Description of the transaction: Agreement № BD-23/03 of bank deposit  in the amount of USD 4,000,000.

MTS OJSC

M.A.  Smirnov

Information on essential fact (event, action) influencing financial and economic activity of the Issuer

Mobile TeleSystems Open Joint- Stock Company
Location: 4, Marksistskaja Str., Moscow, 109147, Russian Federation
Issuer’ code: 04715-A

Date of occurrence of the fact (event, action): 17.03.2003

Code of the fact (event, action): 1804715A17032003

Full company name of the Counterpart: “Moscow Bank for Reconstruction and Development” Joint- Stock Commercial Bank
Location of the Counterpart: 5, Bldg.1, Eropkinsky Per., 119034, Moscow, Russian Federation
Postal address of the Counterpart: 5, Bldg.1, Eropkinsky Per., 119034, Moscow, Russian Federation
Date of the transaction: 17.03.2003
Description of the transaction: Agreement № BD-24/03 of bank deposit  in the amount of Rubles 80,000,000.

MTS OJSC

M.A.  Smirnov

Information on the essential fact (event, action) having an influence on financial and economic activities of the Issuer.

Mobile Telesystems Open Joint Stock Company

Place of business: 4, Marksistskaya St., Moscow, 109147, Russian Federation
Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 02.04.2003

Code of the fact (event, action): 0704715A02042003

Full company name of the contracting party: Sky Limited Liability Company

Place of business of the contracting party: 9-Б, Mushtary St., Kazan, 420012, Russian Federation

Postal address of the contracting party: 27, Shchapova St., Kazan, 420012, Russian Federation

Date of the transaction: 02.04.2003

Description of the transaction: Agreement for sale and purchase of shares in Taif Ttelecom OJSC according to which Sky LLC shall sell and MTS OJSC shall buy 49,215 registered uncertified common shares in Taif Ttelecom and 16,389 registered uncertified preference shares in Taif Ttelecom OJSC for the total amount of USD 59,058,233.40.

President	M. A. Smirnov

Information on the essential fact (event, action) having an influence on financial and economic activities of the Issuer.

Mobile Telesystems Open Joint Stock Company
Place of business: 4, Marksistskaya St., Moscow, 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 02.04.2003

Code of the fact (event, action): 0704715A02042003

Full company name of the contracting party: Telecom Management Limited Liability Company

Place of business of the contracting party: 27, Shchapova St., Kazan, 420012, Russian Federation

Postal address of the contracting party: 27, Shchapova St., Kazan, 420012, Russian Federation

Date of the transaction: 02.04.2003

Description of the transaction: Call agreement for purchase of shares in Taif Telecom OJSC according to which MTS OJSC is entitled to acquire 47,285 registered uncertified common shares in Taif Ttelecom OJSC at the price of USD 1,000 + 8% per annum depending on the period of the option disposal and 15,746 registered uncertified preference shares in Taif Ttelecom OJSC at the price of USD 600.60 + 8% per annum depending on the period of the option disposal and Telecom Management LLC shall sell the above mentioned shares to MTS OJSC.

President	M. A. Smirnov

Information on essential fact (event, action) influencing financial and economic activity of the Issuer

Mobile TeleSystems Open-Joint Stock Company
Location: 4, Marksistskaja Str., Moscow, 109147, Russian Federation
Issuer’ code: 04715-A

Date of occurrence of the fact (event, action): 02.04.03

Code of the fact (event, action): 0304715A02042003

Full company name of the legal entity where the Issuer’s share in the authorized capital has changed: “Deutsche Bank” GmbH
Location:  4, Shchepkina Str., 129090, Moscow, Russian Federation
Postal address: 4, Shchepkina Str., 129090, Moscow, Russian Federation
Issuer’s share in the authorized capital before the chance: 0.04%
Issuer’s share in the authorized capital after the chance: 9.74%
Date of the change in the share in the authorized capital: 02.04.2003

MTS OJSC

M.A.  Smirnov

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Mikhail Smirnov
	Name:	Mikhail Smirnov
	Title:	President

Date:       April 11, 2003